

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 21, 2007

Mr. Rudolph Harold Peter Markham, Financial Director
Unilever PLC
PO Box 68, Unilever House
100 Victoria Embankment
London EC4P 4BQ
United Kingdom

       Re: **Unilever PLC**
                  Form 20-F for the Fiscal Year Ended December 31, 2006
                  Filed March 29, 2007
                  File No. 001-14546

                  Unilever NV
                  Form 20-F for the Fiscal Year Ended December 31, 2006
                  Filed March 29, 2007
                  File No. 001-14547

Dear Mr. Markham:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                          Sincerely,

                                          April Sifford
                                          Branch Chief

cc: <u>via facsimile</u>
       David A. Schwartz
       (201) 894-2727